FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 17, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 17, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

17 February 2011

Smith & Nephew plc announces that it was informed on 14 February 2011 of changes to the share interests of directors or persons discharging managerial responsibilities ("PDMRs") under various Company share plans, detailed below, following completion of the related performance periods.

Smith & Nephew 2004 Performance Share Plan

Name of Director / PDMR	Number of ordinary shares / ADSs under award made on 15/08/2008	Number of ordinary shares / ADSs lapsing following completion of the performance period	Number of ordinary shares / ADSs due to vest on 15/08/2011
David Illingworth	168,810 ordinary shares	123,232 ordinary shares	45,578 ordinary shares
Adrian Hennah	120,578 ordinary shares	88,022 ordinary shares	32,556 ordinary shares
Mark Augusti	5,711 ADSs	4,170 ADSs	1,541 ADSs
John Campo	5,841 ADSs	4,264 ADSs	1,577 ADSs
Joseph DeVivo	6,165 ADSs	4,501 ADSs	1,664 ADSs
Michael Frazzette	5,841 ADSs	4,624 ADSs	1,577 ADSs
R Gordon Howe	4,802 ADSs	3,506 ADSs	1,296 ADSs
G Kelvin Johnson	11,574 ordinary shares	8,450 ordinary shares	3,124 ordinary shares
Roger Teasdale	11,495 ordinary shares	8,392 ordinary shares	3,103 ordinary shares

Notes

a)
73% of the awards made on 15 August 2008 have lapsed following completion of the performance measurement period.  The remaining 27% will vest and, subject to continued employment, will be settled on 15 August 2011 being the third anniversary of the awards.

b)	One ADS is equivalent to five ordinary shares of US$0.20 each.

Smith & Nephew share option plans

Name of Director / PDMR	Option plan	Number of ordinary shares under option granted on 15/08/2008	Number of ordinary shares under option lapsing	Number of ordinary shares under option vesting on 15/08/2011
David Illingworth	2004 Executive Share Option Plan 2001 UK Approved Share Option Plan	107,740 4,800	82,155 0	25,585 4,800
Adrian Hennah	2004 Executive Share Option Plan	80,385	58,682	21,703
G Kelvin Johnson	2001 UK Unapproved Share Option Plan	23,149	0	23,149
Roger Teasdale	2001 UK Unapproved Share Option Plan 2001 UK Approved Share Option Plan	19,990 3,000	0 0	19,990 3,000

Notes

a)
 73% of the options granted under the 2004 Executive Share Option Plan on 15 August 2008 have lapsed following completion of the performance period.  The remaining 27% of the option shall vest and become capable of exercise on 15 August 2011 being the third anniversary of their grant.

b)
 100% of options granted under the 2001 UK Approved Share Option Plan and the 2001 Unapproved Share Option Plan will vest and become capable of being exercised on 15 August 2011 being the third anniversary of their grant.

c)	The exercise price of the options is 622p per share.

Smith & Nephew 2004 Co-Investment Plan

Name of Director / PDMR	Number of ordinary shares / ADSs under award made on 17/03/2008	Number of ordinary shares / ADSs lapsing following completion of the performance period
Adrian Hennah	15,628 ordinary shares	15,628 ordinary shares
Mark Augusti	626 ADSs	626 ADSs
R Gordon Howe	469 ADSs	469 ADSs

Notes

a)	100% of the matching awards granted under the Co-Investment Plan on 17 March 2008 have lapsed following completion of the performance period.

b)	The shares purchased by participants under the Co-Investment Plan will be transferred to them on 17 March 2011, being the third anniversary of the award.

c)	One ADS is equivalent to five ordinary shares of US$0.20 each.

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646